EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

MEDIA ANALYTICS CORPORATION

In accordance with Sections 607.1003 and 607.1006 of the Florida Business Corporations Act, the undersigned, Director, Vice President and Treasurer of Media Analytics Corporation (the “Corporation”) hereby certifies:

FIRST: That Article I of the Corporation’s Articles of Incorporation is hereby deleted in its entirety and amended as follows:

“The name of this Corporation shall be: Jade Global Holdings, Inc.”

SECOND: That Article IV of the Corporation’s Articles of Incorporation, is hereby deleted in its entirety and amended as follows:

“The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be TWENTY-FIVE MILLION (25,000,000) shares of Common Stock, par value $0.0001 per share and TEN MILLION (10,000,000) shares of Preferred Stock, par value $0.0001 per share.”

THIRD: The foregoing Articles of Amendment to the Articles of Incorporation were adopted pursuant to Section 607.0821 by the board of the Directors of the Corporation by written consent dated December 21, 2016.

FOURTH: That in lieu of a meeting, holders of shares of stock representing a majority of the issued and outstanding shares of the Common Stock of the Corporation have given written consent dated December 21, 2016 to such amendment in accordance with the provisions of Section 607.0704. Therefore, the number of votes cast was sufficient for approval.

FIFTH: These Articles of Amendment to the Articles of Incorporation shall be effective upon filing with the Florida Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to the Articles of Incorporation to be executed by its duly authorized officer.

Date: January 30, 2017

MEDIA ANALYTICS CORPORATION

/s/ Scott J. Silverman
Scott J. Silverman
Director, Vice President and Treasurer